Exhibit (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Nine Months Ended October 27, 2012 and October 29, 2011

and for the Most Recent Five Fiscal Years

Ratio of Earnings to Fixed Charges	Nine Months Ended		Fiscal Year Ended
	Oct. 27,	Oct. 29,	Jan. 28,	Jan. 29,	Jan. 30,	Jan. 31,	Feb. 2,
(dollars in millions)	2012	2011	2012	2011	2010	2009	2008
Earnings from continuing operations before income taxes	$3,145	$3,048	$4,456	$4,495	$3,872	$3,536	$4,625
Capitalized interest, net	(7)	4	5	2	(9)	(48)	(66)
Adjusted earnings from continuing operations before income taxes	3,138	3,052	4,461	4,497	3,863	3,488	4,559
Fixed charges:
Interest expense(a)	585	587	797	776	830	956	747
Interest portion of rental expense	84	85	111	110	105	103	94
Total fixed charges	669	672	908	886	935	1,059	841
Earnings from continuing operations before income taxes and fixed charges	$3,807	$3,724	$5,369	$5,383	$4,798	$4,547	$5,400
Ratio of earnings to fixed charges	5.69	5.54	5.91	6.08	5.13	4.29	6.42

(a)  Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income and interest associated with uncertain tax positions, which is recorded within income tax expense.

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